Peak Closes Brokered Private Placement

Montreal, Quebec--(Newsfile Corp. - June 10, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it has closed a brokered private placement through the sale of 400 units, each priced at $1,000 and comprised of secured corporate bonds and warrants of the Company ("the Offering"), for gross proceeds of $400,000. Mackie Research Capital Corporation (the "Agent") acted as agent of the Offering.

The corporate bonds (the "Bonds") are issued in amounts of $1,000 face value and accrue interest at the simple rate of 10% per annum, payable monthly the last day of every calendar month. The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty"). For avoidance of doubt, no Penalty shall be payable if Bonds are paid out: (i) on the Initial Maturity Date or the expiration of the Initial Extension Period, and the holder thereof has not elected to extend the term of such Bonds in accordance with its terms; or (ii) on the expiration of Second Extension Period.

Each Warrant entitles its holder to acquire one common share of the Company at a price of $0.10 for a period of 36 months following the closing of the Offering.

The Company paid the Agent a cash commission of 8% of the aggregate gross proceeds of the Offering and a number of broker warrants equal to 8% of the aggregate gross proceeds of the Offering (the "Broker Warrants"). Each Broker Warrant entitles its holder to acquire one common share of the Company at a price of $0.05 for a period of 36 months following the date of its issuance.

The securities sold and issued under the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release will not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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